Exhibit 3.1

CERTIFICATE OF INCORPORATION OF FTC SOLAR, INC.	State of Delaware Secretary of State Division of Corporations Delivered 08:12 AM 01103/2017 FILED 08:12 AM 0110312017 SR 20170004620 – File Number 6269081

ARTICLE I

The name of the corporation is FTC Solar, Inc. (the “Company”).

ARTICLE II

The registered agent and the address of the registered office in the State of Delaware. are:

Vcorp Services, LLC
1013 Centre Road, Suite 403-B, Wilmington, DE, 19805
County of New Castle

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The aggregate number of shares which the Company shall have authority to issue is Twelve Million (12,000,000) shares of capital stock, all of which shall be designated “Common Stock” and have a par value of $0.0001 per share.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Company is expressly authorized to make, amend or repeal Bylaws of the Company.

ARTICLE VI

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Company.

ARTICLE VII

(A)          To the fullest extent permitted by the General Corporation Law of Delaware, as it exists or as may hereafter be amended, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B)          The Company is authorized to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company or any predecessor to the Company.

(C)          Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Company’s Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of this Article VIII.

ARTICLE IX

The name and mailing address of the incorporator are as follows:

Caitlin Stulberg
c/o Pillsbury Winthrop Shaw Pittman LLP
Four Embarcadero Center, 22nd Floor, San Francisco, CA 94111

Executed on January 2, 2017.

/s/ Caitlin Stulberg
Caitlin Stulberg, Incorporator